UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: March 13, 2019

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EXHIBIT INDEX

Exhibit 99.1—Press Release

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Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED PRELIMINARY

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2018

SHANGHAI, March 13, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited preliminary1 financial results for the fourth quarter of 2018 and the full year ended December 31, 2018.

FOURTH QUARTER 2018 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2018 were RMB822.1 million (US$119.6 million), a 13.8% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q4 2017	Q4 2018	YoY Change
Wealth management	524.8	578.5	10.2%
Asset management	166.8	160.2	(3.9%)
Other financial services	30.5	83.4	173.1%

Total net revenues	722.1	822.1	13.8%

•	Income from operations for the fourth quarter of 2018 was RMB159.7 million (US$23.2 million), a 17.8% increase from the corresponding period in 2017.

(RMB millions, except percentages)	Q4 2017	Q4 2018	YoY Change
Wealth management	79.7	118.4	48.6%
Asset management	76.9	41.3	(46.3%)
Other financial services	(20.9)	0.0	N.A.

Total income from operations	135.7	159.7	17.8%

•	Net income attributable to Noah shareholders for the fourth quarter of 2018 was RMB155.6 million (US$22.6 million), a 1.7% increase from the corresponding period in 2017.

•	Non-GAAP[2] net income attributable to Noah shareholders for the fourth quarter of 2018 was RMB223.2 million (US$32.5 million), a 29.2% increase from the corresponding period in 2017.

[1]

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2018 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2018 Form 20-F and will make a subsequent announcement when our review concludes, as appropriate.

[2]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities, net of relevant tax impact. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

FULL YEAR 2018 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2018 were RMB3,289.6 million (US$478.5 million), a 16.4% increase from the full year 2017.

(RMB millions, except percentages)	FY 2017	FY 2018	YoY Change
Wealth management	2,126.3	2,306.0	8.5%
Asset management	588.0	748.5	27.3%
Other financial services	112.6	235.1	108.8%

Total net revenues	2,826.9	3,289.6	16.4%

•	Income from operations in the full year 2018 was RMB926.5 million (US$134.8 million), a 19.2% increase from the full year 2017.

(RMB millions, except percentages)	FY 2017	FY 2018	YoY Change
Wealth management	580.9	607.2	4.5%
Asset management	302.9	353.2	16.6%
Other financial services	(106.8)	(33.9)	68.3%

Total income from operations	777.0	926.5	19.2%

•	Net income attributable to Noah shareholders in the full year 2018 was RMB811.3 million (US$118.0 million), a 6.3% increase from the full year 2017.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2018 was RMB1,010.8 million (US$147.0 million), a 20.7% increase from the full year 2017.

FOURTH QUARTER AND FULL YEAR 2018 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth clients. Noah primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products.

•	Total number of registered clients as of December 31, 2018 was 260,285, a 39.3% increase from December 31, 2017.

•

Total number of active clients[3] during the fourth quarter of 2018 was 4,717, a 24.8% decrease from the fourth quarter of 2017, due to lower transaction value, especially that of secondary market equity products. Total number of active clients during the full year 2018 was 13,628, a 7.1% increase from the full year 2017.

•	Aggregate value of financial products distributed during the fourth quarter of 2018 was RMB25.2 billion (US$3.7 billion), a 10.7% decrease from the fourth quarter of 2017.

[3]	“Active clients” for our wealth management business refers to registered clients who purchased financial products provided or distributed by Noah during a given period.

Product type	Three months ended December 31,
	2017		2018
	(RMB in billions, except percentages)
Fixed income	15.3	54.5%	20.2	80.3%
Private equity	7.4	26.1%	3.0	11.9%
Secondary market equity	5.4	19.2%	1.5	5.7%
Other products	0.1	0.2%	0.5	2.1%

All products	28.2	100.0%	25.2	100.0%

•	Aggregate value of financial products distributed during the full year 2018 was RMB110.0 billion (US$16.0 billion), a 6.3% decrease from the full year 2017.

Product type	Twelve months ended December 31,
	2017		2018
	(RMB in billions, except percentages)
Fixed income	71.7	61.1%	75.5	68.6%
Private equity	34.3	29.2%	18.9	17.1%
Secondary market equity	10.8	9.2%	13.6	12.4%
Other products	0.6	0.5%	2.0	1.9%

All products	117.4	100.0%	110.0	100.0%

•

Average transaction value per active client[4] for the fourth quarter of 2018 was RMB5.3 million (US$0.8 million), an 18.8% increase from the corresponding period in 2017. Average transaction value per active client for the full year 2018 was RMB8.1 million (US$1.2 million), a 12.5% decrease from the full year 2017.

•

Coverage network included 313 service centers covering 83 cities as of December 31, 2018, up from 287 service centers covering 83 cities as of September 30, 2018, and 237 service centers covering 79 cities as of December 31, 2017.

•	Number of relationship managers was 1,583 as of December 31, 2018, a 1.5% increase from September 30, 2018 and an 18.6% increase from December 31, 2017.

Asset Management Business

The Company’s asset management business, Gopher Asset Management Co., Ltd. (“Gopher Asset Management” or “Gopher”), is a leading alternative asset manager in China. Gopher Asset Management develops and manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies.

•	Total assets under management as of December 31, 2018 were RMB169.2 billion (US$24.6 billion), a 3.1% increase from September 30, 2018 and a 14.1% increase from December 31, 2017.

[4]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of September 30, 2018		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2018
	(RMB billions, except percentages)
Private equity	96.9	59.0%	3.4	0.1	100.2	59.2%
Credit	40.3	24.6%	4.5	5.4	39.4	23.3%
Real estate	16.6	10.1%	0.5	0.4	16.7	9.9%
Secondary market equity[5]	4.9	3.0%	1.4	0.1	6.2	3.6%
Other investments	5.4	3.3%	1.3	—	6.7	4.0%

All Investments	164.1	100.0%	11.1	6.0	169.2	100.0%

Investment type	As of December 31, 2017		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2018
	(RMB billions, except percentages)
Private equity	86.9	58.6%	15.7	2.4	100.2	59.2%
Credit	40.0	27.0%	27.4	28.0	39.4	23.3%
Real estate	11.6	7.8%	11.8	6.7	16.7	9.9%
Secondary market equity	6.2	4.2%	3.7	3.7	6.2	3.6%
Other investments	3.6	2.5%	3.2	0.1	6.7	4.0%

All Investments	148.3	100.0%	61.8	40.9	169.2	100.0%

Other Financial Services Business

The Company’s other financial services business includes its lending services, online wealth management and payment technology services.

Ms. Jingbo Wang, Chairlady and CEO of Noah, said, “We are pleased with our 2018 full year results, and we have met the guidance we provided to the market. We have been upgrading our business model over the past few years, which we believe will make us less sensitive to economic cycles and be able to maintain sustainable growth in both revenues and net income.”

FOURTH QUARTER 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2018 were RMB822.1 million (US$119.6 million), a 13.8% increase from the corresponding period in 2017, primarily driven by increased recurring service fees and other service fees.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2018 were RMB240.9 million (US$35.0 million), which was substantially the same as the corresponding period in 2017.

•

Net revenues from recurring service fees for the fourth quarter of 2018 were RMB297.9 million (US$43.3 million), a 17.8% increase from the corresponding period in 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

[5]	The asset expiration/redemption of secondary market equity investments also includes market appreciation or depreciation.

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Net revenues from performance-based income for the fourth quarter of 2018 were RMB0.1 million (US$21.2 thousand), compared with RMB10.6 million in the corresponding period of 2017. The decrease was primarily due to less performance-based income generated from secondary market equity products.

•

Net revenues from other service fees for the fourth quarter of 2018 were RMB39.6 million (US$5.8 million), a 95.5% increase from the corresponding period in 2017, primarily due to the growth of value-added financial services within the wealth management segment, such as investor education and trust services.

•	Asset Management Business

•

Net revenues from recurring service fees for the fourth quarter of 2018 were RMB147.9 million (US$21.5 million), a 5.0% increase from the corresponding period in 2017. The increase was primarily due to the increase in assets under management.

•

Net revenues from performance-based income for the fourth quarter of 2018 were RMB10.8 million (US$1.6 million), compared with RMB19.1 million in the corresponding period of 2017, primarily due to a decrease in performance-based income from secondary market equity products.

•	Other Financial Service Business

•

Net revenues for the fourth quarter of 2018 were RMB83.4 million (US$12.1 million), a 173.1% increase from the corresponding period in 2017. The increase was primarily due to the growth of the Company’s lending business.

Operating costs and expenses

Operating costs and expenses for the fourth quarter of 2018 were RMB662.4 million (US$96.3 million), a 12.9% increase from the corresponding period in 2017. Operating costs and expenses primarily consisted of compensation and benefits of RMB428.1 million (US$62.3 million), selling expenses of RMB104.8 million (US$15.2 million), general and administrative expenses of RMB94.9 million (US$13.8 million) and other operating expenses of RMB51.7 million (US$7.5 million).

•

Operating costs and expenses for the wealth management business for the fourth quarter of 2018 were RMB460.1 million (US$66.9 million), a 3.4% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits and partially offset by a decrease in selling expense.

•

Operating costs and expenses for the asset management business for the fourth quarter of 2018 were RMB118.9 million (US$17.3 million), a 32.2% increase from the corresponding period in 2017, primarily due to an increase in compensation and benefits as well as selling expenses for this business.

•

Operating costs and expenses for the other financial services business for the fourth quarter of 2018 were RMB83.4 million (US$12.1 million), a 62.2% increase from the corresponding period in 2017 due to the expansion of the Company’s lending business.

Operating Margin

Operating margin for the fourth quarter of 2018 was 19.4%, an increase from 18.8% for the corresponding period in 2017. The increase was mainly due to improved cost control.

•	Operating margin for the wealth management business for the fourth quarter of 2018 was 20.5%, compared with 15.2% for the corresponding period in 2017.

•	Operating margin for the asset management business for the fourth quarter of 2018 was 25.8%, compared with 46.1% for the corresponding period in 2017.

•	Income from operations for the other financial services business for the fourth quarter of 2018 was break-even, improving from a loss of RMB20.9 million for the corresponding period in 2017.

Investment Income

Investment income for the fourth quarter of 2018 was RMB6.5 million (US$1.0 million), compared with RMB35.0 million in the corresponding period in 2017. The decrease was primarily due to changes in fair value of the Company’s investments in equity securities. See “Discussion of Recently Adopted Accounting Standard and Non-GAAP Financial Measures” below for more details.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2018 were RMB29.2 million (US$4.2 million), a 16.8% decrease from the corresponding period in 2017. The decrease was primarily due to a lower effective tax rate.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2018 was RMB2.5 million (US$0.4 million), compared with RMB17.4 million in the corresponding period in 2017. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner. Any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2018 was RMB151.4 million (US$22.0 million), a 3.5% decrease from the corresponding period in 2017.

•	Net margin for the fourth quarter of 2018 was 18.4%, down from 21.7% for the corresponding period in 2017.

•	Net income attributable to Noah shareholders for the fourth quarter of 2018 was RMB155.6 million (US$22.6 million), a 1.7% increase from the corresponding period in 2017.

•	Net margin attributable to Noah shareholders for the fourth quarter of 2018 was 18.9%, down from 21.2% for the corresponding period in 2017.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2018 was RMB2.61 (US$0.38) and RMB2.54 (US$0.37), respectively, down from RMB2.69 and RMB2.60 respectively, for the corresponding period in 2017.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2018 was RMB223.2 million (US$32.5 million), a 29.2% increase from the corresponding period in 2017.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2018 was 27.1%, up from 23.9% for the corresponding period in 2017.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2018 was RMB3.64 (US$0.53), up from RMB2.92 for the corresponding period in 2017.

FULL YEAR 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2018 were RMB3,289.6 million (US$478.5 million), a 16.4% increase from the full year 2017, primarily due to increases in recurring service fees and other service fees.

•	Wealth Management Business

•

Net revenues from one-time commissions for 2018 were RMB1,018.9 million (US$148.2 million), a 6.7% decrease from 2017, primarily due to a decline in the transaction value of financial products purchased by active clients.

•

Net revenues from recurring service fees for 2018 were RMB1,130.0 million (US$164.4 million), a 29.6% increase from 2017. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by the Company.

•

Net revenues from performance-based income for 2018 were RMB44.1 million (US$6.4 million), a 52.3% decrease from 2017, primarily due to a decrease in performance-based income from private equity products.

•

Net revenues from other service fees for 2018 were RMB113.0 million (US$16.4 million), representing a 61.6% increase from 2017, primarily due to the growth of value-added financial services within the wealth management segment.

•	Asset Management Business

•

Net revenues from recurring service fees for 2018 were RMB637.8 million (US$92.8 million), a 20.9% increase from 2017. The increase was primarily due to the increase in assets under management by the Company.

•

Net revenues from performance-based income for 2018 were RMB98.9 million (US$14.4 million), a 107.5% increase from the year 2017, primarily due to an increase in performance-based income from real estate and secondary market equity funds.

•	Other Financial Services Business

•	Net revenues for the full year 2018 were RMB235.1 million (US$34.2 million), a 108.8% increase from 2017. The increase was primarily due to the growth of the Company’s lending services business.

Operating costs and expenses

Operating costs and expenses for the full year 2018 were RMB2,363.1 million (US$343.7 million), a 15.3% increase from the full year 2017. Operating costs and expenses for the full year 2018 primarily consisted of compensation and benefits of RMB1,564.2 million (US$227.5 million), selling expenses of RMB412.7 million (US$60.0 million), general and administrative expenses of RMB279.4 million (US$40.6 million) and other operating expenses of RMB169.4 million (US$24.6 million).

•

Operating costs and expenses for the wealth management business for 2018 were RMB1,698.8 million (US$247.1 million), a 9.9% increase from 2017, primarily due to an increase in compensation and benefits as well as selling expenses.

•

Operating costs and expenses for the asset management business for 2018 were RMB395.3 million (US$57.5 million), a 38.6% increase from 2017, primarily due to an increase in compensation and benefits and a decrease in government subsidies.

•

Operating costs and expenses for the other financial services business for 2018 were RMB268.9 million (US$39.1 million), a 22.6% increase from 2017 due to the expansion of the Company’s lending business.

Operating Margin

Operating margin for the full year 2018 was 28.2%, compared to 27.5% for the full year 2017, mainly due to increased operating efficiency and reduced losses for the other financial services business.

•	Operating margin for the wealth management business for 2018 was 26.3%, compared to 27.3% for 2017.

•	Operating margin for the asset management business for 2018 was 47.2%, compared to 51.5% for 2017.

•	Operating loss for other financial services business for 2018 was RMB33.9 million (US$4.9 million), compared to a loss of RMB106.8 million for 2017.

Investment Income

Investment income for the full year 2018 was RMB48.6 million (US$7.0 million), a 27.8% decrease from the corresponding period in 2017. The decrease was primarily due to changes in fair value of equity securities. See “Discussion of Recently Adopted Accounting Standard and Non-GAAP Financial Measures” below for more details.

Income Tax Expenses

Income tax expenses for the full year 2018 were RMB222.3 million (US$32.3 million), an 11.7% increase from the full year 2017, primarily due to an increase in taxable income offset in part by a lower effective tax rate.

Net Income

•	Net Income

•	Net income for the full year 2018 was RMB803.7 million (US$116.9 million), a 5.5% increase from the full year 2017.

•	Net margin for the full year 2018 was 24.4%, compared to 27.0% for the full year 2017.

•	Net income attributable to Noah shareholders for the full year 2018 was RMB811.3 million (US$118.0 million), a 6.3% increase from the full year 2017.

•	Net margin attributable to Noah shareholders for the full year 2018 was 24.7%, down from 27.0% for the corresponding period in 2017.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the full year 2018 was RMB13.85 (US$2.01) and RMB13.33 (US$1.94), respectively, as compared to RMB13.49 and RMB12.95, respectively, for the full year 2017.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2018 was RMB1,010.8 million (US$147.0 million), a 20.7% increase from the full year 2017.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2018 was 30.7%, compared to 29.6% for the full year 2017.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2018 was RMB16.58 (US$2.41), compared to RMB14.18 for the full year 2017.

Balance Sheet and Cash Flow

As of December 31, 2018, the Company had RMB2,706.6 million (US$393.7 million) in cash and cash equivalents, compared with RMB2,360.1 million as of September 30, 2018 and RMB1,906.8 million as of December 31, 2017.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2018 was RMB511.3 million (US$74.4 million). Net cash inflow from the Company’s operating activities during the full year 2018 was RMB1,029.4 million (US$149.7 million), compared to RMB628.4 million during the full year 2017, driven by profit earned from business operations and enhanced collection of factoring receivables.

Net cash outflow from the Company’s investing activities during the fourth quarter of 2018 was RMB188.4 million (US$27.4 million). Net cash outflow from the Company’s investing activities during the full year 2018 was RMB395.7 million (US$57.5 million), compared to RMB833.9 million during the full year 2017. In 2018, this primarily consisted of net cash outflow for purchasing various investments and properties and equipment in the amount of RMB544.8 million, partially offset by cash inflow from net of loan disbursement of RMB149.1 million.

Net cash inflow from the Company’s financing activities was RMB7.5 million (US$1.1 million) in the fourth quarter of 2018. Net cash inflow from the Company’s financing activities during the full year 2018 was RMB109.8 million (US$16.0 million), compared to RMB791.8 million cash outflow during the full year 2017. The cash inflow for 2018 was mainly due to the proceeds related to share-based compensation and contribution of non-controlling interest.

Note to Financial Information

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2018 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2018 Form 20-F and will make a subsequent announcement when our review conclude, as appropriate.

OTHER COMPANY DEVELOPMENTS

The Company also announced today that Mr. Yi Zhao has been appointed as Group President, succeeding Mr. Kenny Lam who has decided to depart Noah for new professional pursuits.

Mr. Zhao has more than twenty years of experience in the financial industry. He has been leading Noah’s wealth management business since 2013 and implemented a serious of core strategies, which led to robust growth in both transaction value and profitability for the segment. During his tenure as the head of our wealth management segment, he enhanced the management of our sales network and created an elite relationship managers program. Prior to joining Noah, Mr. Zhao worked for several insurance companies, including Ping An Insurance, AXA-Minmetals Assurance, and Great Wall Life Insurance. Mr. Zhao received his Bachelor’s Degree from Shenyang Sports University.

Ms. Jingbo Wang, Chairlady and CEO of Noah, commented, “Mr. Zhao is an experienced veteran in the financial services industry and has worked with the Company for seven years. Under his leadership, our core wealth management business realized milestone achievements, which solidified our leading position in the industry. We are confident that in his new role he will continue to deliver meaningful impact and further strengthen Noah’s competitive advantages. Meanwhile, we want to extend our warm appreciation to Kenny for his services during the last four years in planning and promoting key strategic initiatives of Noah. We respect his decision to return to Hong Kong to pursue new professional endeavors and sincerely wish him the best.”

2019 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2019 will be in the range of RMB1.13 billion to RMB1.18 billion, an increase of 11.9% to 16.8% compared with the full year 2018. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2018 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Tuesday, March 12, 2019 at 8:00 p.m., U.S. Eastern Time Wednesday, March 13, 2019 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- Hong Kong Toll Free	800-963-976
- International	+1-412-317-6061
Conference Title:	Noah Holdings Fourth Quarter and Full Year 2018 Earnings Call
Participant Entry No.:	1611659

Participants will need to dial in 10-15 minutes early and use this Entry Number in order to join the conference.

A telephone replay will be available starting one hour after the end of the conference call until March 19, 2019 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10129228.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahgroup.com.

DISCUSSION OF RECENTLY ADOPTED ACCOUNTING STANDARD AND NON-GAAP MEASURES

On January 1, 2018, the Company adopted ASU 2016-01 Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which requires that equity investments, except for those accounted for under the equity method or those that result in consolidation of the investee, be measured at fair value, with subsequent changes in fair value recognized in net income.

The accounting standard also includes a transition requirement on presentation that requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings.

As a result, upon adoption of this new standard, Noah recorded a cumulative effect adjustment from other comprehensive income to retained earnings of RMB251.6 million (US$38.7 million), net of tax, for the unrealized gains related to equity securities previously classified as available-for-sale securities. This adjustment had no overall impact on shareholders’ equity; however, since these net unrealized gains are now included within retained earnings, they will not appear as realized gains on Noah’s consolidated income statement when sold.

The future impact to Noah’s consolidated income statement from period to period will vary depending upon the level of volatility in the performance of the securities held in Noah’s equity portfolio and the overall market. ASU 2016-01 does not affect the treatment of equity investments accounted for under the equity method or those that result in consolidation of the investee.

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity investments (unrealized) and adjusting for sale of equity securities, after including any current and deferred income tax expense impact of those adjustments. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the full year 2018, Noah distributed RMB110.0 billion (US$16.0 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB169.2 billion (US$24.6 billion) as of December 31, 2018.

Noah’s wealth management business primarily distributes onshore and offshore fixed income, private equity, secondary market equity and insurance products. Noah delivers customized financial solutions to clients through a network of 1,583 relationship managers across 313 service centers in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 260,285 registered clients as of December 31, 2018. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market equity, credit and other investments denominated in Renminbi and other currencies. The Company also provides other financial services, including lending services, online wealth management and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2018 and the full year ended December 31, 2018 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2019 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes and manages; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

Email: ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	September 30, 2018	December 31, 2018	December 31, 2018
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,360,111	2,704,091	393,294
Restricted cash	—	2,500	364
Short-term investments (including short-term investments measured at fair value of RMB162,153 thousands and RMB438,077 thousands, as of September 30, 2018 and December 31, 2018, respectively)	213,153	450,477	65,519
Accounts receivable and contract assets, net of allowance for doubtful accounts of nil as of September 30, 2018 and December 31, 2018	255,051	282,431	41,078
Loans receivable, net	688,890	620,219	90,207
Amounts due from related parties	625,948	572,201	83,223
Loans receivable from factoring business	23,943	18,893	2,748
Other current assets	455,958	453,269	65,925

Total current assets	4,623,054	5,104,081	742,358
Long-term investments (including long-term investments measured at fair value of RMB860,828 thousands and RMB609,151 thousands, as of September 30, 2018 and December 31, 2018, respectively)	895,328	1,025,065	149,090
Investment in affiliates	1,314,862	1,375,110	200,001
Property and equipment, net	295,785	346,653	50,419
Non-current deferred tax assets	97,205	113,384	16,491
Other non-current assets	23,093	49,971	7,266

Total Assets	7,249,327	8,014,264	1,165,625

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	565,346	671,200	97,622
Income tax payable	67,170	54,296	7,897
Amounts due to related parties	1,691	—	—
Deferred revenues	172,171	142,925	20,788
Other current liabilities	420,508	722,652	105,105

Total current liabilities	1,226,886	1,591,073	231,412
Non-current deferred tax liabilities	51,256	67,092	9,758
Convertible notes	228,121	145,004	21,090
Other non-current liabilities	75,824	35,718	5,195

Total Liabilities	1,582,087	1,838,887	267,455

Equity	5,667,240	6,175,377	898,170

Total Liabilities and Equity	7,249,327	8,014,264	1,165,625

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	December 31, 2017	December 31, 2018	December 31, 2018	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others[1]:
One-time commissions	130,462	173,814	25,280	33.2%
Recurring service fees	170,738	142,435	20,716	(16.6%)
Performance-based income	9,006	147	21	(98.4%)
Other service fees	57,023	126,212	18,357	121.3%

Total revenues from others	367,229	442,608	64,374	20.5%
Revenues from funds Gopher manages[1]:
One-time commissions	113,572	69,098	10,050	(39.2%)
Recurring service fees	225,674	305,937	44,497	35.6%
Performance-based income	20,833	10,861	1,580	(47.9%)

Total revenues from funds Gopher manages	360,079	385,896	56,127	7.2%
Total revenues	727,308	828,504	120,501	13.9%
Less: business taxes and related surcharges	(5,194)	(6,401)	(931)	23.2%

Net revenues	722,114	822,103	119,570	13.8%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(167,363)	(162,638)	(23,655)	(2.8%)
Performance fee compensation	(11,291)	(3,800)	(553)	(66.3%)
Other compensations	(200,982)	(261,677)	(38,059)	30.2%

Total compensation and benefits	(379,636)	(428,115)	(62,267)	12.8%
Selling expenses	(111,516)	(104,765)	(15,237)	(6.1%)
General and administrative expenses	(79,271)	(94,938)	(13,808)	19.8%
Other operating expenses	(41,274)	(51,710)	(7,521)	25.3%
Government subsidies	25,199	17,145	2,494	(32.0%)

Total operating costs and expenses	(586,498)	(662,383)	(96,339)	12.9%

Income from operations	135,616	159,720	23,231	17.8%

Other income:
Interest income	12,910	14,104	2,051	9.2%
Interest expense	(9,593)	(1,002)	(146)	(89.6%)
Investment income (loss), net	34,983	6,547	952	(81.3%)
Other income (expense)	640	(1,326)	(193)	(307.2%)

Total other income	38,940	18,323	2,664	(52.9%)

Income before taxes and income from equity in affiliates	174,556	178,043	25,895	2.0%
Income tax expense	(35,081)	(29,203)	(4,247)	(16.8%)

Income from equity in affiliates	17,390	2,526	367	(85.5%)

Net income	156,865	151,366	22,015	(3.5%)
Less: net loss attributable to non-controlling Interests	(2,339)	(4,273)	(621)	82.7%
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	N.A

Net income attributable to Noah shareholders	153,003	155,639	22,636	1.7%

Income per ADS, basic	2.69	2.61	0.38	(3.0%)
Income per ADS, diluted	2.60	2.54	0.37	(2.3%)
Margin analysis:
Operating margin	18.8%	19.4%	19.4%
Net margin	21.7%	18.4%	18.4%
Weighted average ADS equivalent[2]:
Basic	56,782,875	59,676,698	59,676,698
Diluted	61,147,734	61,590,911	61,590,911
ADS equivalent outstanding at end of period	56,902,300	60,129,547	60,129,547

[1]

Starting from the first quarter of 2018, we report revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2017	December 31, 2018	December 31, 2018	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others[1]:
One-time commissions	541,025	733,009	106,612	35.5%
Recurring service fees	605,092	593,856	86,373	(1.9%)
Performance-based income	86,494	43,101	6,269	(50.2%)
Other service fees	195,073	361,886	52,634	85.5%

Total revenues from others	1,427,684	1,731,852	251,888	21.3%
Revenues from funds Gopher manages[1]:
One-time commissions	561,059	294,984	42,904	(47.4%)
Recurring service fees	802,761	1,182,693	172,016	47.3%
Performance-based income	54,502	100,533	14,622	84.5%

Total revenues from funds Gopher manages	1,418,322	1,578,210	229,542	11.3%
Total revenues	2,846,006	3,310,062	481,430	16.3%
Less: business taxes and related surcharges	(19,098)	(20,454)	(2,975)	7.1%

Net revenues	2,826,908	3,289,608	478,455	16.4%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(616,064)	(633,599)	(92,153)	2.8%
Performance fee compensation	(11,291)	(21,175)	(3,080)	87.5%
Other compensations	(780,017)	(909,418)	(132,269)	16.6%

Total compensation and benefits	(1,407,372)	(1,564,192)	(227,502)	11.1%
Selling expenses	(320,462)	(412,720)	(60,028)	28.8%
General and administrative expenses	(248,878)	(279,387)	(40,635)	12.3%
Other operating expenses	(147,318)	(169,368)	(24,634)	15.0%
Government subsidies	74,156	62,583	9,102	(15.6%)

Total operating costs and expenses	(2,049,874)	(2,363,084)	(343,697)	15.3%

Income from operations	777,034	926,524	134,758	19.2%

Other income:
Interest income	45,020	69,841	10,158	55.1%
Interest expense	(24,128)	(10,028)	(1,459)	(58.4%)
Investment income (loss), net	67,343	48,616	7,070	(27.8%)
Other income (expense)	3,542	(23,356)	(3,397)	(759.4%)

Total other income	91,777	85,073	12,372	(7.3%)

Income before taxes and income from equity in affiliates	868,811	1,011,597	147,130	16.4%

Income tax expense	(199,085)	(222,320)	(32,335)	11.7%
Income from equity in affiliates	92,136	14,469	2,104	(84.3%)

Net income	761,862	803,746	116,899	5.5%
Less: net loss attributable to non-controlling Interests Less: income attributable to redeemable non-controlling interest of Subsidiary	(13,745 6,483)	(7,551 —)	(1,098 —)	(45.1 N.A %)
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	N.A

Net income attributable to Noah shareholders	762,923	811,297	117,997	6.3%

Income per ADS, basic	13.49	13.85	2.01	2.7%
Income per ADS, diluted	12.95	13.33	1.94	2.9%
Margin analysis:
Operating margin	27.5%	28.2%	28.2%
Net margin	27.0%	24.4%	24.4%
Weighted average ADS equivalent[2]:
Basic	56,551,274	58,576,802	58,576,802
Diluted	60,467,645	61,421,080	61,421,080
ADS equivalent outstanding at end of period	56,902,300	60,129,547	60,129,547

[1]

Starting from the first quarter of 2018, we report revenue streams in two categories—revenues from funds Gopher manages and revenues from others, instead of the previous categories—third-party revenues and related party revenues, to provide more relevant and accurate information. We also revised the comparative period presentation to conform to current period classification.

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	December 31, 2017	December 31, 2018	December 31, 2018	Change
	RMB’000	RMB’000	USD’000
Net income	156,865	151,366	22,015	(3.5%)
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	(13,047)	7,357	1,070	(156.4%)
Fair value fluctuation of available-for-sale Investment, net of tax of nil	243,655	(47)	(7)	(100.0%)

Comprehensive income	387,473	158,676	23,078	(59.0%)
Less: Comprehensive loss attributable to non-controlling interests	(2,342)	(4,260)	(620)	81.9%
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	N.A

Comprehensive income attributable to Noah shareholders	383,614	162,936	23,698	(57.5%)

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Twelve months ended
	December 31, 2017	December 31, 2018	December 31, 2018	Change
	RMB’000	RMB’000	USD’000
Net income	761,862	803,746	116,899	5.5%
Other comprehensive income, net of tax:
Change in foreign currency translation adjustments	(33,876)	75,752	11,018	(323.6%)
Fair value fluctuation of available-for-sale investment, net of tax of nil	252,706	(1,429)	(208)	(100.6%)

Comprehensive income	980,692	878,069	127,709	(10.5%)
Less: Comprehensive loss attributable to non-controlling interests	(13,776)	(7,638)	(1,111)	(44.6%)
Less: Loss attributable to redeemable non-controlling interest of Subsidiary	6,483	—	—	N.A
Less: effect on retained earnings caused by termination of redeemable non-controlling interest of a subsidiary	6,201	—	—	N.A

Comprehensive income attributable to Noah shareholders	981,784	885,707	128,820	(9.8%)

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2017	December 31, 2018	Change
Number of registered clients	186,918	260,285	39.3%
Number of relationship managers	1,335	1,583	18.6%
Number of cities under coverage	79	83	5.1%

	Three months ended
	December 31, 2017	December 31, 2018	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	6,276	4,717	(24.8%)
Transaction value:
Fixed income products	15,367	20,224	31.6%
Private equity products	7,360	2,999	(59.3%)
Secondary market equity products	5,412	1,426	(73.6%)
Other products	48	521	981.4%

Total transaction value	28,188	25,170	(10.7%)

Average transaction value per client	4.49	5.34	18.8%

	Twelve months ended
	December 31, 2017	December 31, 2018	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,720	13,628	7.1%
Transaction value:
Fixed income products	71,759	75,498	5.2%
Private equity products	34,261	18,864	(44.9%)
Secondary market equity products	10,754	13,605	26.5%
Other products	598	2,062	245.0%

Total transaction value	117,371	110,030	(6.3%)

Average transaction value per client	9.23	8.07	(12.5%)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	173,415	399	—	173,814
Recurring service fees	139,996	2,439	—	142,435
Performance-based income	147	—	—	147
Other service fees	39,831	1,028	85,353	126,212

Total revenues from others	353,389	3,866	85,353	442,608

Revenues from funds Gopher manages:
One-time commissions	69,018	80	—	69,098
Recurring service fees	159,812	146,125	—	305,937
Performance-based income	—	10,861	—	10,861

Total revenues from funds Gopher manages	228,830	157,066	—	385,896

Total revenues	582,219	160,932	85,353	828,504
Less: business taxes and related surcharges	(3,751)	(730)	(1,920)	(6,401)

Net revenues	578,468	160,202	83,433	822,103

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(162,215)	—	(423)	(162,638)
Performance fee compensation	—	(3,800)	—	(3,800)
Other compensation	(152,045)	(80,332)	(29,300)	(261,677)

Total compensation and benefits	(314,260)	(84,132)	(29,723)	(428,115)
Selling expenses	(91,429)	(7,278)	(6,058)	(104,765)
General and administrative expenses	(52,444)	(27,838)	(14,656)	(94,938)
Other operating expenses	(15,241)	(1,722)	(34,747)	(51,710)
Government subsidies	13,300	2,090	1,755	17,145

Total operating costs and expenses	(460,074)	(118,880)	(83,429)	(662,383)

Income from operations	118,394	41,322	4	159,720

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2017
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	130,190	272	—	130,462
Recurring service fees	165,156	5,582	—	170,738
Performance-based income	8,854	152	—	9,006
Other service fees	20,397	5,643	30,983	57,023

Total revenues from others	324,597	11,649	30,983	367,229

Revenues from funds Gopher manages:
One-time commissions	112,656	916	—	113,572
Recurring service fees	89,647	136,027	—	225,674
Performance-based income	1,826	19,007	—	20,833

Total revenues from funds Gopher manages	204,129	155,950	—	360,079

Total revenues	528,726	167,599	30,983	727,308
Less: business taxes and related surcharges	(3,911)	(840)	(443)	(5,194)

Net revenues	524,815	166,759	30,540	722,114

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(166,699)	—	(664)	(167,363)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other compensation	(117,186)	(53,406)	(30,390)	(200,982)

Total compensation and benefits	(283,885)	(64,697)	(31,054)	(379,636)
Selling expenses	(104,538)	(1,965)	(5,013)	(111,516)
General and administrative expenses	(54,695)	(22,379)	(2,197)	(79,271)
Other operating expenses	(22,800)	(3,992)	(14,482)	(41,274)
Government subsidies	20,768	3,131	1,300	25,199

Total operating costs and expenses	(445,150)	(89,902)	(51,446)	(586,498)

Income (loss) from operations	79,665	76,857	(20,906)	135,616

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2018
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	731,424	1,585	—	733,009
Recurring service fees	571,782	22,074	—	593,856
Performance-based income	42,570	531	—	43,101
Other service fees	113,570	8,225	240,091	361,886

Total revenues from others	1,459,346	32,415	240,091	1,731,852

Revenues from funds Gopher manages:
One-time commissions	292,899	2,085	—	294,984
Recurring service fees	564,228	618,465	—	1,182,693
Performance-based income	1,739	98,794	—	100,533

Total revenues from funds Gopher manages	858,866	719,344	—	1,578,210

Total revenues	2,318,212	751,759	240,091	3,310,062
Less: business taxes and related surcharges	(12,206)	(3,228)	(5,020)	(20,454)

Net revenues	2,306,006	748,531	235,071	3,289,608

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(631,234)	—	(2,365)	(633,599)
Performance Fee Compensation	—	(21,175)	—	(21,175)
Other compensation	(534,516)	(251,923)	(122,979)	(909,418)

Total compensation and benefits	(1,165,750)	(273,098)	(125,344)	(1,564,192)
Selling expenses	(367,589)	(22,200)	(22,931)	(412,720)
General and administrative expenses	(164,802)	(80,873)	(33,712)	(279,387)
Other operating expenses	(54,291)	(25,310)	(89,767)	(169,368)
Government subsidies	53,620	6,148	2,815	62,583

Total operating costs and expenses	(1,698,812)	(395,333)	(268,939)	(2,363,084)

Income (loss) from operations	607,194	353,198	(33,868)	926,524

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2017
	Wealth Management Business	Asset Management Business	Other Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others:
One-time commissions	539,938	1,087	—	541,025
Recurring service fees	577,544	27,548	—	605,092
Performance-based income	84,105	2,389	—	86,494
Other service fees	70,390	10,712	113,971	195,073

Total revenues from others	1,271,977	41,736	113,971	1,427,684

Revenues from funds Gopher manages:
One-time commissions	560,047	1,012	—	561,059
Recurring service fees	300,352	502,409	—	802,761
Performance-based income	9,019	45,483	—	54,502

Total revenues from funds Gopher manages	869,418	548,904	—	1,418,322

Total revenues	2,141,395	590,640	113,971	2,846,006
Less: business taxes and related surcharges	(15,128)	(2,599)	(1,371)	(19,098)

Net revenues	2,126,267	588,041	112,600	2,826,908

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(611,550)	(4)	(4,510)	(616,064)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other compensation	(463,370)	(190,032)	(126,615)	(780,017)

Total compensation and benefits	(1,074,920)	(201,327)	(131,125)	(1,407,372)
Selling expenses	(295,798)	(9,271)	(15,393)	(320,462)
General and administrative expenses	(146,122)	(70,618)	(32,138)	(248,878)
Other operating expenses	(77,490)	(27,773)	(42,055)	(147,318)
Government subsidies	49,008	23,848	1,300	74,156

Total operating costs and expenses	(1,545,322)	(285,141)	(219,411)	(2,049,874)

Income (loss) from operations	580,945	302,900	(106,811)	777,034

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 6

	Three months ended
	December 31, 2017	December 31, 2018	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	153,003	155,639	1.7%
Adjustment for share-based compensation related to:
Share options	10,796	12,862	19.1%
Restricted shares	13,625	21,312	56.4%
Less: loss from fair value changes of equity securities (unrealized)	—	(4,596)	N.A
Add: Gains from sales of equity securities	—	12,011	N.A
Less: Tax effect of adjustments[7]	4,739	(16,730)	N.A

Non-GAAP net income attributable to Noah shareholders	172,685	223,150	29.2%
Net margin attributable to Noah shareholders	21.2%	18.9%
Non-GAAP net margin attributable to Noah shareholders	23.9%	27.1%
Net income attributable to Noah shareholders per ADS, diluted	2.60	2.54	(2.3%)
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.92	3.64	24.7%

[6]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and fair value changes of equity securities (unrealized) and adjusting for sale of equity securities, after including any income tax effect

[7]

Starting from the fourth quarter of 2018, we include current and deferred income tax expense impact of all non-GAAP adjustments to arrive at a non-GAAP measure. We also revised the comparative period presentation to conform to current period measurement.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31, 2017	December 31, 2018	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	762,923	811,297	6.3%
Adjustment for share-based compensation related to:
Share options	51,054	45,973	(10.0%)
Restricted shares	42,581	66,790	56.9%
Less: loss from fair value changes of equity securities (unrealized)	—	(39,557)	N.A
Add: Gains from sales of equity securities	—	45,240	N.A
Less: Tax effect of adjustments	19,185	1,966	(110.2%)

Non-GAAP net income attributable to Noah shareholders	837,373	1,010,823	20.7%
Net margin attributable to Noah shareholders	27.0%	24.7%
Non-GAAP net margin attributable to Noah shareholders	29.6%	30.7%
Net income attributable to Noah shareholders per ADS, diluted	12.95	13.33	2.9%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	14.18	16.58	16.9%